18 July 2002

NORTHERN ROCK GROUP INTERIM RESULTS

Northern Rock plc today issued its interim results for the six months ended 30 June 2002.

HIGHLIGHTS

- Pre tax profits up by 16.3% to £152.6 million - a return on equity of 19.3%
- Total income up 18% to £262.6 million
- Record gross lending of £5.8 billion - an increase of 45.6%
- Record net lending of £3.5 billion - an increase of 50.5%
- Share of UK net mortgage lending of 8.5% - over twice our opening share of stock of 3.8%
- Net retail funding of £678 million
- Further securitisation of £2.4 billion of residential mortgages and a first securitisation of £500 million of commercial mortgages
- Ratios of costs to assets under management improved to 0.48% and costs to income improved to 30.8%
- Residential arrears half the industry average
- Earnings per share of 25.7p - an increase of 17.4%
- Interim dividend per share of 6.5p - an increase of 14.0%

Adam J Applegarth, Chief Executive, said:

"Our focused, low-cost, organic-growth story is working well. This is set to continue and will be enhanced in the second half by the acquisition of the banking subsidiaries of Legal & General.

The housing market will slow, but the economic conditions of historically low interest rates, low unemployment and the lack of supply of new housing stock should underpin the mortgage market going forward."

NORTHERN ROCK GROUP INTERIM RESULTS

Overview

Northern Rock has again demonstrated strong financial and operational performance in the first half of the year. Key highlights are profits growing faster than the growth in risk weighted assets, strong volume growth, excellent asset quality and a continued reduction in our unit cost ratios. Our organic growth will be augmented in the second half by the recently announced acquisition of the banking operations of Legal & General.

Our funding strategy continues to perform well, supporting our lending volumes. Our residential securitisation programme has been supplemented by our first commercial mortgage securitisation issue, and our retail and non-retail balances continue to expand.

Lending

During the first half of 2002 we achieved strong growth in our lending portfolios. Total gross lending was £5,839 million, an increase of 45.6% (30 June 2001 - £4,010 million) with net lending of £3,515 million, an increase of 50.5% (30 June 2001 - £2,335 million). The pipeline of new business at the end of the first half was £3.4 billion some 30% higher than at the beginning of the year.

The residential lending market was extremely buoyant during the first half, with continued low interest rates, house price inflation and robust consumer confidence. Remortgaging also increased as borrowers took advantage of low interest rates. Against this background we achieved strong gross residential lending of £4,809 million representing an estimated market share of 5.0% compared with £3,125 million or 4.4% in the first half of 2001. Net lending was £2,903 million, an estimated market share of 8.5% compared with £1,732 million or 7.3% in the first half of 2001. Our estimated share of mortgage redemptions of only 2.9% remained well below our opening share of stock of mortgages of 3.8% and the same as in the first half of 2001. Retentions are achieved via product bundling and allowing existing customers to transfer to any new product. As a result we are able to leverage a lower gross market share and achieve a consistently high share of the net lending market.

The risk profile of new residential lending has been further improved. The average credit score is higher than last year, the proportion of lending over 90% LTV has fallen to 24.2%, only 1.6% of loans were over £250,000, almost three quarters of new borrowers had a proven payment history and we maintained a good diversified geographic spread of lending.

Our credit bundling product "together" continued to be popular, accounting for a third of new residential lending, which we consider to be its natural level. Strong demand existed for fixed rate products as customers locked into low rates. Fixed rate lending accounted for 56% of completions in the first half of 2002 compared with 45% for the whole of 2001. Sales of our equity release product "HERM" continued to steadily increase with completions of £91 million resulting in a book of £375 million at 30 June 2002.

We remain cautious in our expansion of our commercial mortgage portfolio. Gross secured commercial lending amounted to £194 million (30 June 2001 - £210 million) and net lending amounted to £103 million (30 June 2001 - £123 million). We will not compromise the quality of this portfolio nor will we lend at uneconomic levels of return.

The quality of our unsecured lending portfolio continued to be enhanced by the growth in our "together" products. Total personal unsecured gross lending was £836 million (30 June 2001 - £675 million) and net lending £509 million (30 June 2001 - £480 million). Of these amounts "together" unsecured lending accounted for 44.3% (30 June 2001 - 41.8%) and 60.9% (30 June 2001 - 53.9%) respectively.

Arrears and Possessions

Residential mortgage arrears have shown further improvement despite the growth in mortgage balances under management. At 30 June 2002 2,389 accounts were three months or more in arrears representing only 0.54% of all mortgage accounts, less than half the UK average at 31 December 2001 and a 5% improvement compared with 2,525 accounts at 31 December 2001. The "together" secured advances payment performance was similar to the whole mortgage book with three months plus arrears at 0.67%, down from 0.75% at the start of the year. At 30 June 2002 only 194 properties were in possession compared with 202 at the end of 2001.

Other loan portfolios continued to perform extremely well, with only 0.6% of our commercial loans (31 December 2001 - 0.7%) and 1.5% of our personal unsecured loans (31 December 2001 - 1.4%) three months or more in arrears. The "together" unsecured loans continued to perform significantly better than traditional personal unsecured loans with only 0.64% three months or more in arrears (31 December 2001 - 0.9%).

Retail Funding

The net inflow of retail funds in the first half of 2002 amounted to £678 million, including interest credited of £266 million, resulting in retail deposits of £14,049 million at 30 June 2002. The new funding has been attracted into contractual accounts, mainly fixed rate, tracker or ISA accounts where clarity and transparency reduce volatility.

The on-line tracker account launched in September 2001 attracted new deposits of £1,091 million resulting in balances of £1,292 million at 30 June 2002. Our Irish funding arm continues to perform well and increased its balances by £55 million to £402 million.

Non-Retail Funding

Total new non-retail funding amounted to £1,448 million in the first half resulting in non-retail balances of £11,875 million at 30 June 2002. Of the new funding approximately half has an original maturity of over 12 months. Diversification of the investor base has continued, especially in Europe.

Securitisation

Our residential mortgage securitisation programme is firmly established as a reliable source of funding. In the first half of 2002 we raised a further £2.4 billion from this source, resulting in a total issuance to date of £8.07 billion. We continue to increase the average LTV of mortgages securitised such that the securitised loans more closely reflect the risk profile of retained mortgages. We also continue to reduce the period mortgage assets are are held on our balance sheet before they are securitised and now securitise all types of our residential loans except for our HERM product.

Also in the first half of 2002 we securitised £500 million of commercial mortgages. This reduces our balance sheet exposure to 100% risk weighted assets which enhances capital efficiency.

At 30 June 2002 total securitised assets under management amounted to £7.4 billion, representing 25.3% of our total lending portfolios. We expect this proportion to increase as we further develop our securitisation programmes.

Assets

Assets under management, including securitised mortgage balances, at 30 June 2002 amounted to £36.0 billion, an increase of 15.7% compared with £31.1 billion at 31 December 2001. The balance sheet, including the securitised bonds (shown as a deduction from assets) has grown by 9.3% to £28.9 billion.

Acquisition of Legal & General Banking Subsidiaries

On 4 July 2002 we announced that, subject to regulatory approval, we have agreed to purchase the banking subsidiaries of Legal & General for an estimated total of £131 million, representing net assets plus goodwill of £36 million. The acquisition will supplement our organic growth by approximately £1.4 billion of additional good quality residential mortgage assets. Also through a new distribution agreement, Northern Rock will manufacture Legal & General mortgage and savings products that will be marketed through Legal & General's direct and intermediary channels. This arrangement will enhance our already diverse and cost effective distribution network.

Northern Rock will continue to distribute Legal & General long term savings and protection products for which commission income is earned.

Total Income and Margins

As previously announced, following the introduction of UITF 33, 2001 interest expense and total income have been restated to include the coupon payable on Reserve Capital Instruments. Previously this coupon was included as an appropriation of profits (see note 1).

Total income has grown by 18.0% compared with the first half of 2001 to £262.6 million. Total income as a proportion of mean total assets improved to 1.90% compared with 1.89% in the first half of 2001. In line with the rapid growth in securitised assets, the ratio of total income to mean total assets under management eased to 1.56% compared with 1.68% in the first half of 2001.

Group interest margin and spread is calculated taking into account interest recorded in the profit and loss account together with that recorded in the Granite and Dolerite securitisation companies. Similarly, average interest earning assets and liabilities include those on balance sheet and those in the securitisation companies. In the first half of 2002 interest spread was 0.98% a 4bp reduction from the first half of 2001, reflecting the impact of securitisation and the change in relationship between money market rates and bank base rate. Net interest margin reduced by 13bp to 1.08% reflecting the change in spreads and lower returns on free funds resulting from lower interest rates.

Expenses

We continued to apply rigorous cost control to our operations at the same time as ensuring the quality of our customer service. In the first half of 2002 our operating expenses increased by 12.8% compared with the first half of 2001: this is significantly less than the growth in assets under management of 28.5% over the last twelve months and the growth in total income compared with the first half of 2001 of 18.0%. As a result the ratio of costs to assets under management fell to 0.48% from 0.54% in the equivalent period last year and our costs to income ratio fell to 30.8% from 32.2%.

The Northern Rock Foundation

Northern Rock donates 5% of its pre tax profit to The Northern Rock Foundation under a deed of covenant. Such donations are used to support community and charitable causes mainly, but not exclusively, in the North East of England. The donation from 2002 first half profits amounts to £7.6 million (30 June 2001 - £7.0 million).

Provisions

The total charge for provisions for bad and doubtful debts amounted to £20.9 million for the first half (30 June 2001 - £11.6 million) representing 0.20% of mean advances to customers (30 June 2001 - 0.12%). The increase in the total charge reflects the growth of personal unsecured lending offset by the beneficial impact of continued low residential arrears and positive house price inflation and the effect of securitising residential and commercial loans.

Taxation

The effective tax rate for the first half was 30.1% compared with 30.3% for the same period in 2001.

Profits and EPS

Profit before tax for the first half amounted to £152.6 million, an increase over the equivalent 2001 figure of 16.3%. Profit after tax increased by 16.6% to £106.7 million, generating a return on equity of 19.3% compared with 18.9% in the first half of 2001. The growth in profit after tax of 16.6% compares with a 5.7% growth in risk weighted assets since 31 December 2001, demonstrating the benefits of our securitisation programme which constrains growth in risk weighted assets whilst producing a strong income flow.

Earnings per share grew by 17.4% to 25.7p in the first half of 2002.

Dividends

The proposed interim dividend is 6.5p per share payable on 31 October 2002 to shareholders on the register on 27 September 2002, a 14.0% increase over the 2001 interim dividend of 5.7p.

Capital

At 30 June 2002 total capital amounted to £2,269.0 million resulting in a total capital ratio of 14.4%. Tier 1 capital was £1,344.8 million and the Tier 1 ratio 8.6%, comfortably above our internal minimum target of 8.0%. The comparable ratios at 30 June 2001 were 14.2% and 8.8% respectively.

During the first half of 2002 our Lower Tier 2 capital was enhanced by an issue of £250 million, offset by a redemption amounting to £25 million.

We continue to plan for and monitor developments in relation to the Basel II proposals for capital and welcome the recent announcement confirming December 2006 as the implementation date. Our assessment of our credit portfolios confirms that we believe significantly lower levels of capital should be held. Further work is required to establish the likely impact of other aspects of the Basel proposals and these assessments are ongoing. Until Basel II is implemented we will continue to actively manage our capital base to minimise our cost of capital and to maximise capital flexibility. In line with this strategy we are considering an offering of cost-effective, tax efficient, Tier 1 eligible debt capital.

Outlook

During the second half of 2002 we expect the housing and mortgage markets to remain buoyant, resulting in growth in Northern Rock's assets under management at the top end of our strategic targets. As the housing market slows, remortgaging will increase, which will still enable us to remain within our target growth range of 15% to 25%. We remain confident of the continued success of the Northern Rock business model.

FINANCIAL HIGHLIGHTS

	Six months to 30 June 2002 £m	Six months to 30 June 2001 £m	Full Year 2001 £m
Key Performance Figures			
Gross lending	5,839	4,010	8,853
Net lending	3,515	2,335	5,127
Net retail funding	678	443	1,318
Securitisation issues	2,920	1,500	3,000
Net non retail funding	1,448	1,283	2,250
Key Ratios - Balance Sheet	%	%	%
Growth in assets under management	15.7%	12.8%	25.2%
Balance sheet growth	9.3%	8.5%	17.1%
Growth in risk weighted assets	5.7%	12.4%	23.9%
Total capital ratio	14.4%	14.2%	13.2%
Tier 1 ratio	8.6%	8.8%	8.4%
Key Ratios - Profit and Loss	%	%	%
Total income : mean total assets	1.90%	1.89%	1.95%
Total income : mean assets under management	1.56%	1.68%	1.70%
Interest margin	1.08%	1.21%	1.26%
Interest spread	0.98%	1.02%	1.10%
Cost to income ratio	30.8%	32.2%	31.3%
Cost to asset ratio	0.58%	0.61%	0.61%
Costs to assets under management ratio	0.48%	0.54%	0.53%
Provision charge as a % of mean advances to customers	0.20%	0.12%	0.18%
Pre tax profit growth	16.3%	7.2%	12.6%
Effective tax rate	30.1%	30.3%	30.3%
Post tax profit growth	16.6%	7.9%	7.4%
Post tax return on mean equity	19.3%	18.9%	19.4%
Post tax return on mean assets	0.77%	0.78%	0.79%
Post tax return on mean assets under management	0.64%	0.69%	0.69%
Shareholder Information	p/share	p/share	p/share
Earnings per share	25.7p	21.9p	46.2p
Fully diluted earnings per share	25.5p	21.8p	45.9p
Dividend per share	6.5p	5.7p	17.1p

Notes

2001 ratios have been restated where necessary for the change in treatment of Reserve Capital Instruments following the introduction of UITF 33 "Obligations in capital instruments" (see note 1) and for the effect of the introduction of FRS 19 - Deferred Tax in 2001 (see page 10).

2002 first half profit growth figures are calculated by reference to 2001 first half results (as restated).

Asset growth in 2002 represents the growth of total assets between 31 December 2001 and 30 June 2002.

Assets under management are defined as total balance sheet assets plus non-recourse finance.

FINANCIAL INFORMATION

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	Six Months to 30 June 2002 (Unaudited) £m	Six Months to 30 June 2001 (Unaudited) (As restated) £m	Full Year 2001 (Audited) (As restated) £m
Interest receivable				
interest receivable and similar income arising from debt securities		75.9	100.0	184.8
other interest receivable and similar income		597.7	645.1	1,290.7
		673.6	745.1	1,475.5
Interest payable		(535.2)	(613.1)	(1,180.5)
Income from equity shares and variable yield securities		4.6	7.9	10.9
Net interest income	2	143.0	139.9	305.9
Fees and commissions receivable		91.8	76.3	155.9
Fees and commissions payable		(10.9)	(11.4)	(28.1)
Other operating income		38.7	17.8	42.7
Total non interest income	5	119.6	82.7	170.5
Total income	2	262.6	222.6	476.4
Administrative expenses				
operating		(74.6)	(67.2)	(139.6)
covenant to The Northern Rock Foundation		(7.6)	(7.0)	(14.8)
Total administrative expenses		(82.2)	(74.2)	(154.4)
Depreciation		(6.2)	(4.4)	(9.5)
Operating expenses	6	(88.4)	(78.6)	(163.9)
Provisions for bad and doubtful debts	7	(20.9)	(11.6)	(34.5)
Amounts written off fixed asset investments		(0.7)	(1.2)	(1.5)
Profit on ordinary activities before tax		152.6	131.2	276.5
Tax on profit on ordinary activities		(45.9)	(39.7)	(83.7)
Profit on ordinary activities after tax		106.7	91.5	192.8
Dividends		(26.9)	(23.7)	(71.0)
Profit retained for the period		79.8	67.8	121.8
Earnings per share	9	25.7p	21.9p	46.2p
Fully diluted earnings per share	9	25.5p	21.8p	45.9p

CONSOLIDATED BALANCE SHEET

	Note	30 June 2002 (Unaudited) £m	30 June 2001 (Unaudited) (As restated) £m	31 December 2001 (Audited) (As restated) £m
Assets				
Cash and balances at central banks		7.6	7.3	10.5
Loans and advances to banks		2,011.2	1,127.1	872.7
Loans and advances to customers		21,910.7	19,153.2	20,798.0
Securitised advances		7,425.4	3,667.0	4,853.2
Less: non recourse finance		(7,155.7)	(3,558.7)	(4,707.0)
	11	22,180.4	19,261.5	20,944.2
Debt securities		3,542.2	3,147.9	3,541.1
Equity shares and other variable yield securities		380.4	332.4	371.6
Tangible fixed assets		136.4	106.1	117.4
Other assets		72.6	51.1	58.0
Prepayments and accrued income		528.3	441.6	493.9
Total assets		28,859.1	24,475.0	26,409.4
Liabilities				
Deposits by banks		1,145.3	1,370.5	988.8
Customer accounts	13	16,493.1	15,214.3	15,821.0
Debt securities in issue		8,285.4	5,370.7	6,987.8
Other liabilities		298.2	229.9	223.2
Accruals and deferred income		374.5	385.8	430.8
Subordinated liabilities		819.5	594.5	594.5
Reserve capital instruments		300.0	300.0	300.0
Called up share capital		123.9	123.9	123.9
Share premium account		6.8	6.8	6.8
Capital redemption reserve		7.3	7.3	7.3
Profit and loss account		1,005.1	871.3	925.3
		1,143.1	1,009.3	1,063.3
Total liabilities		28,859.1	24,475.0	26,409.4
Assets under management		36,014.8	28,033.7	31,116.4

NORTHERN ROCK GROUP INTERIM RESULTS

CONSOLIDATED CASHFLOW STATEMENT

	Six months to 30 June 2002 (Unaudited) £m	2001 (Unaudited) £m	Full Year 2001 (Audited) £m
Net cash inflow from operating activities (note 15)	101.1	242.8	1,031.3
Returns on investments and servicing of finance	(25.7)	(24.4)	(64.5)

Taxation	(36.4)	(23.5)	(81.2)
Capital expenditure and financial investment	(84.8)	(377.2)	(889.1)
Equity dividends paid	(47.3)	(43.4)	(67.2)
Net cash outflow before financing	(93.1)	(225.7)	(70.7)
Financing	225.0	185.0	185.0
Increase/(decrease) in cash	131.9	(40.7)	114.3

NORTHERN ROCK GROUP INTERIM RESULTS

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	30 June 2002 (Unaudited) £m	30 June 2001 (Unaudited) (As restated) £m	31 December 2001 (Audited) (As restated) £m
Profit on ordinary activities after tax	106.7	91.5	192.8
Total recognised gains and losses for the period	106.7	91.5	192.8
Prior year adjustment - Deferred Tax	-	10.0	10.0
Total gains and losses recognised since last annual accounts	106.7	101.5	202.8

Prior year adjustment - Deferred Tax represents the effect of the introduction of FRS 19 during 2001.

As a consequence, other assets at 31 December 2000 increased by £10.0 million with a corresponding increase in reserves. The full year accounts for the year ended 31 December 2001 reflected the change in accounting policy. In addition, the previously reported results for the six months ended 30 June 2001 have also been restated. The effect is to decrease the tax on profit on ordinary activities by £0.4 million resulting in an increase in profit after tax of the same amount.

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	30 June 2002 (Unaudited) £m	30 June 2001 (Unaudited) (As restated) £m	31 December 2001 (Audited) (As restated) £m
Profit retained	79.8	67.8	121.8
Proceeds from sale of surplus unclaimed shares	-	16.0	16.0
Net addition to shareholders' funds	79.8	83.8	137.8
Opening shareholders' funds	1,063.3	925.5	925.5
Closing shareholders' funds	1,143.1	1,009.3	1,063.3

NOTES TO THE RESULTS

1. Change in Accounting Treatment - Reserve Capital Instruments

Accounting policies and methods remain unchanged from those used in the preparation of the 2001 annual accounts other than in relation to accounting for Reserve Capital Instruments ("RCIs").

Following the publication of UITF 33 "Obligations in capital instruments" on 14 February 2002, RCIs are now reported on the balance sheet as a liability and the gross coupon payable recorded as interest payable. Previously, RCIs were reported as part of non-equity shareholders' funds and the coupon payable was shown as an after tax appropriation of profit.

The effects of the change on 2002 and 2001 P & L headings are as follows:

	Six months to 30 June		Full Year
	2002 £m	2001 £m	2001 £m
Increase in interest expense	(9.1)	(8.4)	(18.7)
Reduction in taxation	2.7	2.5	5.6
Reduction in RCI appropriation	6.4	5.9	13.1
Net effect on retained profit	-	-	-

2. Total Income

	Six months to 30 June		Full Year
	2002 £m	2001 (As restated) £m	2001 (As restated) £m
Net interest income	143.0	139.9	305.9
Other income	119.6	82.7	170.5
Total income	262.6	222.6	476.4
Mean total assets	27,634.3	23,514.6	24,481.8
Mean assets under management	33,565.6	26,447.0	27,988.3
Total income : mean total assets	1.90%	1.89%	1.95%
Total income : mean assets under management	1.56%	1.68%	1.70%

3. Interest Spread and Margin

	Six months to 30 June		Full Year
	2002 £m	2001 (As restated) £m	2001 (As restated) £m

Interest receivable	850.5	862.2	1,732.0
Interest payable	(670.2)	(705.6)	(1,385.9)
Net interest income	180.3	156.6	346.1
Average balances			
Interest earning assets	33,469.8	25,991.5	27,523.8
Interest bearing liabilities	32,714.5	25,135.2	26,679.9
Interest margin	1.08%	1.21%	1.26%
Interest spread	0.98%	1.02%	1.10%

Interest receivable and payable represents amounts reported in the Profit and Loss account adjusted to include interest recorded by the Granite and Dolerite securitisation companies (see note 12). Interest bearing assets and liabilities have similarly been adjusted for amounts included in the securitisation companies. Interest margin has been calculated by reference to average interest earning assets. Interest spread represents the difference between interest receivable as a % of average interest earning assets and interest payable as a % of average interest bearing liabilities. Average balances have been calculated on a monthly basis.

4. Deferred Mortgage Incentive Costs

An analysis of the movement in the deferred mortgage incentive costs is set out in the following table:

	Six months to 30 June		Full Year
	2002 £m	**2001 £m**	**2001 £m**
Balance Sheet:			
Opening balance	230.7	209.5	209.5
Additions	118.4	100.6	217.7
Amortisation	(103.8)	(91.1)	(196.5)
Closing balance	245.3	219.0	230.7
Profit and Loss Account:			
Amortisation	100.5	80.3	174.4
Current year immediate write off	3.3	10.8	22.1
	103.8	91.1	196.5

5. Other income

	Six months to 30 June		Full Year
	2002 £m	**2001 £m**	**2001 £m**
Commissions	37.8	35.7	69.4
Fees (net of service charges)	40.0	26.3	51.7
Securitisation income	34.3	16.3	39.7
Subsidiaries and others	7.5	4.4	9.7
Total	119.6	82.7	170.5

6. Operating Expenses

	Six months to 30 June		Full Year
	2002 £m	**2001 £m**	**2001 £m**
Staff costs	40.5	34.5	74.6
Other expenses	34.1	32.7	65.0
Depreciation	6.2	4.4	9.5

Total	80.8	71.6	149.1

The average number of persons employed by the Group was as follows:

	Six months to 30 June		Full Year
	2002	2001	2001
Full time	2,970	2,660	2,757
Part time	761	593	619

7. Provisions for Losses on Loans and Advances

	Six months to 30 June		Full Year
Provisions charge:	**2002 £m**	**2001 £m**	**2001 £m**
Specific			
Secured on residential property	1.2	2.5	4.9
Other secured	-	0.4	0.1
Unsecured	17.4	11.6	25.9
	18.6	14.5	30.9
General			
Secured on residential property	1.1	(0.3)	0.1
Other secured	(2.5)	(1.8)	0.4
Unsecured	3.7	(0.8)	3.1
	2.3	(2.9)	3.6
Total provision charge	20.9	11.6	34.5
% of mean advances to customers	0.20%	0.12%	0.18%

Provisions balances:	**30 June 2002 £m**	**30 June 2001 £m**	**31 December 2001 £m**
Specific			
Secured on residential property	3.2	6.0	5.1
Other secured	1.1	1.8	1.1
Unsecured	34.6	13.8	23.2
Total	38.9	21.6	29.4
General			
Secured on residential property	15.7	14.2	14.6
Other secured	7.2	7.5	9.7
Unsecured	11.4	3.7	7.7
Total	34.3	25.4	32.0
Total provision balance	73.2	47.0	61.4
% of period end advances to customers	0.33%	0.25%	0.30%

8. Residential Mortgage Arrears

As at 30 June	As at 31 December

	2002		2001		2001	
	Cases	% of Total Mortgages	Cases	% of Total Mortgages	Cases	% of Total Mortgages
3-6 months	1,622	0.4%	1,711	0.4%	1,598	0.4%
6-12 months	605	0.1%	810	0.2%	736	0.2%
Over 12 months	162	-	235	0.1%	191	-
Total	2,389	0.5%	2,756	0.7%	2,525	0.6%

9. Earnings per Share

	Six months to 30 June		Full Year
	2002	2001 (As restated)	2001 (As restated)
	£m	£m	£m
Profit after tax (page 7)	106.7	91.5	192.8
Weighted average number of shares in issue	414.8m	417.6m	417.0m
Basic EPS	25.7p	21.9p	46.2p

The weighted average number of Ordinary shares in issue has been determined after deducting shares held in trust for employee share schemes.

Fully diluted weighted average number of shares in issue	418.4m	419.8m	420.1m
Fully diluted EPS	25.5p	21.8p	45.9p

The fully diluted EPS figures are calculated using the weighted average number of Ordinary shares in issue together with 3.6 million (30 June 2001: 2.2 million, 31 December 2001: 3.1 million) potentially dilutive Ordinary shares resulting from options granted under employee share schemes.

Foundation shares held by The Northern Rock Foundation have been excluded from the EPS calculations as they carry no rights to dividends. The Foundation shares can convert into Ordinary shares only under specified circumstances which are considered to be remote. If conversion were to take place the shares would rank for dividend but the covenant to The Foundation would cease.

10. Mortgage Lending

The following analysis of mortgage lending is based on total gross lending in each period.

	Six months to 30 June		Full Year
	2002	2001	2001
	%	%	%
Type of lending			
Fixed rate (long term)	19%	10%	17%
Fixed rate (short term)	37%	37%	28%
Discount	7%	6%	7%
Cashback	2%	6%	5%
Together	33%	39%	41%
HERM	2%	2%	2%

Type of customer

First time buyer	27%	34%	32%
Next time buyer	36%	38%	38%
Remortgage	37%	28%	30%
Geographic spread			
North	16%	18%	18%
Scotland	9%	9%	9%
Midlands	26%	29%	29%
South	49%	44%	44%

11. Loans and Advances to Customers

	30 June 2002 £m	30 June 2001 £m	31 December 2001 £m
Advances secured on residential property	18,703.3	16,719.2	17,689.2
Advances secured on residential property (securitised)	6,913.8	3,667.0	4,853.2
Total advances secured on residential property	25,617.1	20,386.2	22,542.4
Other secured advances	664.8	937.4	1,059.2
Other secured advances (securitised)	511.6	-	-
Total other secured advances	1,176.4	937.4	1,059.2
Unsecured loans	2,542.6	1,496.6	2,049.6
	29,336.1	22,820.2	25,651.2
Less: non-recourse finance	(7,155.7)	(3,558.7)	(4,707.0)
	22,180.4	19,261.5	20,944.2

12. Loans and Advances to Customers Subject to Securitisation

Securitised advances are subject to non-recourse finance arrangements. These loans have been purchased at par by securitisation companies from Northern Rock plc, and have been funded through the issue of residential and commercial mortgage-backed bonds.

Securitisation transactions entered into are as follows:

Securitisation company	Date of Securitisation	Gross assets securitised £m	Subordinated loans made by Group £m
Residential:			
Granite Mortgages 99-1 plc	1 October 1999	600	11
Granite Mortgages 00-1 plc	1 March 2000	750	13
Granite Mortgages 00-2 plc	25 September 2000	1,300	26
Granite Mortgages 01-1 plc	26 March 2001	1,500	5
Granite Mortgages 01-2 plc	28 September 2001	1,500	9
Granite Mortgages 02-1 plc	20 March 2002	2,420	25
Commercial:			
Dolerite Funding No.1 plc	24 June 2002	500	19

In addition to the subordinated loan made to Granite Mortgages 01-1 plc the Group has provided a first loss facility of £20 million by over collateralisation of the transaction.

Northern Rock plc does not own directly, or indirectly, any of the share capital of any of the above securitisation companies. The results of the Group incorporate the following in respect of the above securitisation companies.

	Six months to 30 June		Full Year
	2002 £m	2001 £m	2001 £m
Interest receivable	172.3	109.2	245.6
Interest payable	(135.0)	(92.5)	(205.4)
Net interest receivable	37.3	16.7	40.2
Other income	1.8	0.8	2.1
Administrative and other expenses	(4.8)	(1.2)	(2.6)
Profit for the financial period	34.3	16.3	39.7

13. Analysis of Customer Accounts

	30 June 2002 £m	30 June 2001 £m	31 December 2001 £m
Branch accounts	1,958.1	1,455.2	1,567.9
Postal accounts	6,135.2	5,981.7	6,619.2
Internet accounts	1,292.3	-	197.7
Offshore accounts	2,442.3	2,394.5	2,584.9
Telephone accounts	2,220.6	2,663.8	2,400.5
Total retail balances	14,048.5	12,495.2	13,370.2
Other customer accounts	2,444.6	2,719.1	2,450.8
	16,493.1	15,214.3	15,821.0

14. Capital Structure

	30 June 2002 £m	30 June 2001 £m	31 December 2001 £m
Tier 1			
Share capital	123.9	123.9	123.9
Share premium account	6.8	6.8	6.8
Capital redemption reserve	7.3	7.3	7.3
Profit and loss account	1,005.1	871.3	925.3
Reserve capital instruments	201.7	178.1	187.6
Total Tier 1 capital	1,344.8	1,187.4	1,250.9
Upper Tier 2			
Perpetual subordinated debt	350.3	350.3	350.3
Reserve capital instruments	98.3	121.9	112.4
General provisions	34.3	25.4	32.0
Total Upper Tier 2 capital	482.9	497.6	494.7
Lower Tier 2			
Term subordinated debt	469.2	244.2	243.0
Total Tier 2 capital	952.1	741.8	737.7

Deductions	(27.9)	(10.0)	(26.3)
Total capital	2,269.0	1,919.2	1,962.3
Risk weighted assets	15,707.8	13,478.8	14,858.2
Tier 1 ratio (%)	8.6%	8.8%	8.4%
Total capital (%)	14.4%	14.2%	13.2%

15. Reconciliation of Operating Profit to Net Operating Cash Inflows

	Six months to 30 June		Full Year
	2002	**2001 (As restated)**	**2001 (As restated)**
	£m	**£m**	**£m**
Operating profit	152.6	131.2	276.5
(Increase)/decrease in prepayments and accrued income	(34.4)	26.4	(25.9)
Decrease in accruals and deferred income	(63.1)	(130.9)	(78.3)
Provision for bad and doubtful debts	20.9	11.6	34.5
Loans and advances written off net of recoveries	(9.1)	(11.7)	(20.2)
Depreciation and amortisation	6.2	4.4	9.5
Interest on subordinated liabilities	23.4	22.7	44.9
Interest on reserve capital instruments	9.1	8.4	18.7
Other non-cash movements	49.7	(34.6)	2.5
Net cash inflow from trading activities	155.3	27.5	262.2
Net increase in loans and advances to banks and customers	(4,571.9)	(2,537.5)	(5,227.5)
Net increase in deposits by banks and customer accounts	741.4	1,678.7	1,986.2
Net increase in debt securities in issue	3,705.0	1,040.8	3,974.5
Net increase in other assets	(13.6)	(10.6)	(27.7)
Net increase in other liabilities	84.9	43.9	63.6
Net cash inflow from operating activities	101.1	242.8	1,031.3

16. Interim Dividends

Ex dividend date	25 September 2002
Record date	27 September 2002
Payment date	31 October 2002

17. Other Information

The information in this announcement is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The statutory accounts of Northern Rock plc for the year ended 31 December 2001 have been filed with the Registrar of Companies in England and Wales. The auditors' report on these accounts was unqualified and did not include a statement under section 237(2) or (3) of the Act.

A summary of this report will appear as an advertisement in the Financial Times, The Times, The Daily Telegraph, The Scotsman and The Newcastle Journal on 19 July 2002. The report is also available on the Northern Rock website www.northernrock.co.uk from 8.30am on 18 July 2002.

A presentation of the results will be given by directors on the morning of the results announcement. A web cast of the presentation will be available on the Northern Rock website from 3.00pm on 18 July 2002.

Independent Review Report to Northern Rock plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2002 which comprises the consolidated profit and loss account, consolidated balance sheet, consolidated cashflow statement, statement of total recognised gains and losses and reconciliation of movements in shareholders' funds and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Director's responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

PricewaterhouseCoopers
Chartered Accountants

Newcastle upon Tyne
18 July 2002

Contacts

City Contacts

Bob Bennett
Group Finance Director
0191 279 4366

David Noble
Director of Institutional Relations
0191 279 4999

Press Contacts

Tony Armstrong
Director of Corporate Relations
0191 279 4676

Ron Stout
PR Manager
0191 279 4676

Richard Moorin
Investor Relations Manager
0191 279 4093

James Murgatroyd
Finsbury Limited
020 7251 3801

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risks such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors. Please refer to the most recently filed Annual Report on Form 20-F of Northern Rock filed with the US Securities and Exchange Commission for a discussion of such factors.